March 5, 2007

VIA FACSIMILE (202-772-9210) and EDGAR

Jorge Bonilla, Senior Staff Accountant
United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

                                  Re:   Biocoral, Inc.
                                        Form 10-K for the year ended 12/31/2005
                                        Filed on 3/31/2006
                                        File No. 000-23512

Dear Mr. Bonilla:

      Pursuant to our conference call of February 15, 2007 at 12:40 pm, we wish to advise you of the following which we believe will clarify our prior filings and communications.

      We would also like to bring to your attention that the Company filed a Form 10-KA for the year ended 12/21/2005 on 4/19/2006. For reasons unknown to us, you referred in your correspondence with us to the previous Form 10-K for the year ended 12/31/2005 filed on 3/31/2006 which was amended.

General

      Response:

In connection with responding, the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

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      o     staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements and Notes

Note 3 - Summary of Significant Accounting Policies

Investments in Marketable Securities, page F-10

      Response:

      We considered each of the factors outlined in SAB Topic 5:M, at December 31, 2005 and each subsequent interim period, in our determination of whether the impairment was other than temporary because :

A. The marketable securities owned by the Company have been recovering slowly during last four years and in all of 2006. There has been an increase in the fair market value for three of the four quarters.

B. The telecom industry has been experiencing a steady improvement as well as consolidation, which will ultimately increase fair market value in the foreseeable future. This is based upon the daily review of the business publications like the Wall Street Journal. Since the Company's holdings were involved in a large merger, it is believed that their value will increase over time.

C. The Company had no intentions of selling its' equities at any time as it did not need the liquidity while awaiting the return to original cost. However, it was decided that in order to unencumber the balance sheet, the securities were sold just prior to year end.

      The above analysis is consistent for the year ended December 31, 2005 as well as the for each quarter of 2006.

Intangible Assets, page F-10 -- F-11

      The Company entered the biomaterials field on August 2, 1995, when it acquired virtually all the outstanding shares of 3H Human Health Hightech Public Company Limited, in exchange of 1,422,223 shares of stock in the Company. The Company further acquired on October 18, 1995 the 51.5% of ("INOTEB") a French corporation from the individuals "the founders" in exchange of 1.011.609 shares of stock in the Company. The Company acquired, among other assets, existing patents issued

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by the European Community as well as by the United States, Canada, Australia and
Japan and various pending and improvement patents. The Company has relied upon SFAS 141 and periodically reviews for impairment under SFAS 142. This review has determined that there has been no impairment to the Company's cost of these patents. All research and development costs are charged to expense in the period that they are incurred.

      At a meeting of the American Society of Appraisers in October 2003, Robert
F. Reilly, Managing Director of Willamette Associates (rfreily@willamette.com), a noted author and lecturer on valuations, stated "examples of activities NOT (emphasis added) considered current period R&D costs include routine, ongoing efforts to improve products."

      In addition, your attention is called to SFAS-2 issued by the Financial Accounting Standards Board in October 1974, more particularly paragraph 10 Activities Consisting R&D which states in part:

"10. The following are examples of activities that typically would be excluded from research and development in accordance with paragraph 8:

      d. Routine, on-going efforts to refine, enrich, or otherwise improve upon the qualities of an existing product.

      e. Adaption of an existing capability to a particular requirement or customer's need as part of a continuing commercial activity.

      f.    Seasonal or other periodic design changes to existing products."

      i. Legal work in connection with patent applications or litigation, and the sale or licensing of patents."

      The Company contends that its "Intangible Assets" consists of the purchase of existing patents, costs incurred to enhance and improve other usage and therefore meets the acceptance in the aforementioned paragraphs of FAS-2. Accordingly, its capitalization of these intangible assets is proper.

Long Term Debt, pages F-14 -- F1-6

      Response:

      The following is an analysis in accordance with EITF 00-19 paragraphs
12-32.

EITF 00-19 PARAGRAPH                                        6% NOTE      7% NOTE

12.   Possibility of cash settlement                        Yes          Yes

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13.   Is this Equity? See the following                     --           --

14.   Can the company deliver unregistered shares?          Yes          Yes

15.   Value determined by counterparty                      No           No

16.   Does note include penalty?                            No           No

17.   Do shares have to be registered?                      No           No

18.   Issuance control?                                     --           --

19.   Required to increase authorized shares                N\A          N\A

20.   Limit on shares to be issued                          No           No

21.   Extension of #20                                      --           --

22.   Extension of #20                                      --

23.   Extension of #20                                      --           --

24.   Any cap on pre 9/30/00 contracts?                     No           No

25.   Fails to make timely filing                           No           No

26.   Any top-off provision?                                No           No

27.   If a change in control- do terms of settlement
      change?                                               No           No

28.   Nationalization issue                                 --           --

29.   Do the notes have creditor rights?                    Yes          Yes

30.   Extension of #29                                      --           --

31.   Extension of #29                                      --           --

32.   Is there a collateral requirement?                    No           No

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Based upon the above analysis, we believe that SFAS 133 does not apply to these notes.

      We trust that this information and clarification will conclude this matter to your satisfaction.

      If you have further questions, please contact the Company at the address shown above.

                                  Very truly yours,

                                  Nasser Nassiri
                                  President and Chief Executive Officer